Exhibit 99(c)

Energy Future Holdings Corp. Consolidated

Adjusted EBITDA Reconciliation

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Twelve Months Ended March 31, 2011	Twelve Months Ended March 31, 2010
	(millions of dollars)
Net income (loss) attributable to EFH Corp.	$(362)	$355	$(3,529)	$257
Income tax expense (benefit)	(215)	203	(29)	237
Interest expense and related charges	643	954	3,243	3,199
Depreciation and amortization	369	342	1,434	1,689

EBITDA	$435	$1,854	$1,119	$5,382

Oncor EBITDA	—	—	—	(1,055)
Oncor Holdings distributions	16	30	155	221
Interest income	(2)	(10)	(2)	(54)
Amortization of nuclear fuel	37	37	139	108
Purchase accounting adjustments (a)	50	56	204	305
Impairment of goodwill	—	—	4,100	—
Impairment of assets and inventory write down (b)	—	1	15	41
Net gain on debt exchange offers	—	(14)	(1,800)	(101)
Net income attributable to noncontrolling interests	—	—	—	52
Equity in earnings of unconsolidated subsidiary	(50)	(63)	(264)	(63)
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	—	1	1
Unrealized net (gain) loss resulting from hedging transactions	316	(993)	89	(1,189)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	—	(5)	(16)	(15)
Losses on sale of receivables	—	—	—	8
Noncash compensation expenses (c)	—	9	9	14
Severance expense	3	3	3	6
Transition and business optimization costs (d)	5	—	9	11
Transaction and merger expenses (e)	9	13	43	77
Restructuring and other (f)	(25)	(10)	(132)	(26)
Expenses incurred to upgrade or expand a generation station (g)	36	23	100	100

Adjusted EBITDA per Incurrence Covenant	$830	$931	$3,772	$3,823
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	336	332	1,358	1,193

Adjusted EBITDA per Restricted Payments Covenant	$1,166	$1,263	$5,130	$5,016

(a)

Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.

(b)	Impairment of assets includes impairments of land and charges related to the cancelled development of coal-fueled generation facilities.
(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.
(d)	Transition and business optimization costs include incentive compensation expenses and professional fees primarily for retail billing and customer care systems enhancements.
(e)

Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, the Sponsor Group management fee, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities and costs related to certain growth initiatives.

(f)

Restructuring and other includes gains on termination of a long-term power sales contract and settlement of amounts due from a hedging/trading counterparty, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.